April 17, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:   Novori Inc

Registration Statement on Form SB-2 (File No. 333-147303)
Application for Withdrawal Pursuant to Rule 477

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Novori Inc., (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form SB-2, File No. 333-147303, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), as originally filed with the Commission on November 13, 2007.

     The Company confirms that the Registration Statement was not declared effective by the Commission and no securities of the Company have been sold pursuant to the Registration Statement. The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. Due to the recently adopted revisions to Rule 144, the Company has decided to abandon the Registration Statement and is expecting to file a Form 8-A Registration Statement pursuant to the 1934 Securities Exchange Act. The Company may undertake a subsequent public offering in reliance on Rule 155(c).

     Upon grant of the Commission’s consent, please provide a written copy of the order consenting to the withdrawal of the Registration Statement to the undersigned at 5550 152nd Street, Suite 206, Surrey, British Columbia, Canada, V3S 5J9 and a facsimile copy to the Company’s legal counsel, Bacchus Corporate and Securities Law: facsimile number (604) 632-1730. Should you have questions regarding this matter, please contact Ms. Penny Green at (604) 632-1700.

Sincerely yours,

/s/ Harold Schaffrick
Harold Schaffrick
President, Chief Executive Officer and
Director